Exhibit 2.1

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (“Agreement”), is executed on January 19, 2007, by and between Voyager Gas Corporation, a Delaware corporation (“Seller”), and BreitBurn Operating L.P., a Delaware limited partnership (“Buyer”).

RECITALS:

Seller owns oil and gas properties including real and personal, tangible and intangible interests described generally in Exhibits “A” through “D” attached hereto and incorporated herein by reference for all purposes, which are more fully defined below as “Assets”.

Seller desires to sell to Buyer and Buyer desires to purchase from Seller the Assets in the manner and upon the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE 1.  PURCHASE AND SALE

Section 1.1            Purchase and Sale.  At the Closing (as defined below), and upon the terms and subject to the conditions of this Agreement, Seller agrees to sell and convey to Buyer and Buyer agrees to purchase, accept and pay for the Assets for the Purchase Price (as defined below).

Section 1.2            Assets.  As used herein, Assets means:  properties, wells, rights, titles, working interests, net revenue interests, and estates, whether real and/or personal, movable and/or immovable, tangible and/or intangible, which are generally described or referenced in Exhibits A, B, C, and D, including the following (irrespective of whether Seller’s interest therein may be incorrectly or incompletely described in, or omitted from, such Exhibit A, B, C or D, but not including any of the “Excluded Assets” described below):

(a)  Leasehold(s).  Without limitation, all right, title and interest (of whatever kind or character, whether legal or equitable, and whether vested or contingent) of Seller in and to all of the oil and gas leaseholds, oil, gas and other minerals, including working interests, rights of assignment and reassignment, net revenue interests, record title interests, undeveloped locations and all other interests under or in oil, gas or mineral leases, and interests in rights to explore for and produce oil, gas or other minerals which are described in Exhibit A or B and any ratifications, amendments and extensions of the oil and gas leaseholds, whether or not described on Exhibit A or B, (“Leases”);

(b)  Wells.  All right, title and interest of Seller in and to all oil, gas, water or injection wells located on the Leases, whether producing, shut-in, or temporarily abandoned, including without limitation the wells shown on Exhibit A (“Wells”);

(c)  Rights in and to Production.  Any and all proportionate reversionary interests, back-in interests, overriding royalty interests, and production payments relating to the Leases including, without limitation, all oil, gas, condensate, and other minerals produced from or attributable to the Leases and Wells from and after the Effective Time (as defined below);

(d)  Contract Rights.  Any unit agreements, pooling agreements, orders and decisions of regulatory authorities establishing or relating to units, unit operating agreements, operating agreements, communitization agreements, gas purchase agreements, oil purchase agreements, casinghead gas purchase agreements, gathering agreements, transportation agreements, processing or treating agreements, farm-out agreements, farm-in agreements, participation agreements, disposal agreements, surface agreements, water purchase/sale agreements, licenses (whether exclusive or non-exclusive), any other agreements relating to the Assets, to include all rights in causes of action relative to any representations and warranties or obligations related to such agreements, which are identified and described in Exhibit C to the extent such contracts and rights are assignable, (“Contracts”);

(e)  Easements.  Any rights-of-way, easements, licenses, and servitudes appurtenant to or used in connection with the Assets and/or the Leases described in Exhibits A, B, C or D (“Easements”);

(f)  Permits.  Any permits and licenses of any nature owned, held or operated in connection with operations for the exploration and production of oil, gas or other minerals to the extent the same are used or obtained in connection with the Assets to the extent the same are assignable (“Permits”);

(g)  Equipment.  All right, title and interest of Seller in all materials, supplies, equipment, machinery, fixtures and other tangible personal property and improvements located on the Assets or used or held for use in connection with the operation of the Assets including any wells, tanks, boilers, buildings, fixtures, tubing, casing, wellheads, valves, meters, separators, gates, fences, injection facilities, saltwater disposal facilities, compression facilities, pumping units and engines, platforms, flow lines, down-hole material and devices, pipelines, gathering systems, gas and oil treating facilities, machinery, power lines, telephone and telegraph lines, roads, and other appurtenances, improvements and facilities, including, but not limited to, that equipment and inventory identified and described on Exhibit D (“Equipment”); and

(h)  Files, Books, and Records.  All right, title, and interest of Seller in and to all files and records relating to the Assets in any way, abstracts, title opinions, land surveys, logs, maps, engineering data and reports, reserve studies and evaluations, files, books, records, data, and accounting records related primarily to the Assets, or used or held for use primarily in connection with the maintenance or operation thereof (“Information”).

Section 1.3            Excluded Assets.  Notwithstanding the foregoing, the Assets shall not include, and there is excepted, reserved and excluded from the purchase and sale contemplated hereby, the following (“Excluded Assets”):

(a)  Receivables.  All trade credits, accounts receivable, notes receivables and other receivables attributable to Seller’s interests in the Assets with respect to any period prior to the Effective Time;

(b)  Claims and Causes of Action.  All claims and causes of action held by Seller against other persons arising from breaches, acts, omissions or events or damage to or destruction of property occurring prior to the Effective Time;

(c)  Geophysical Data.  All of Seller’s non-transferable seismic, geophysical, geological, geochemical and other geotechnical information and data not relating to the Assets or otherwise specifically transferred or licensed to Buyer;

(d)  Abandoned Wells.  The following four (4) wells which have been or are to be abandoned:  Lott Trust “18” (Lease No. 68756) — Well #118 (API No. 169-01817), Lott Trust “S” (Lease No. 68758) — Well #122 (API No. 169-32710), Middle Creek (Lease No. 66897) — Well No. 1 (API No. 169-33104) and Black Knight (Lease No. 68528) — Well No. 1 (API No. 169-33380).  Seller is retaining all obligations, costs and liabilities associated with the ownership and abandonment of these wells.

Section 1.4            Closing; Effective Time; Proration of Costs and Revenues.

(a)  Closing and Effective Time.  The conveyance of the Assets to Buyer shall be effective as set forth in the first paragraph of this Agreement where the Assets are located and title thereto shall be delivered at the closing, which shall take place on or before January 25, 2007 (“Closing” or “Closing Date”) in the office of the Seller in Dallas, Dallas County, Texas, or such other place as the parties so mutually agree.  Possession of the Assets shall be transferred from Seller to Buyer at the Closing, but certain financial benefits and burdens of the Assets shall be transferred effective as of 7:00 A.M., local time, where the respective Assets are located, on January 1, 2007 (“Effective Time”), as described below.

(b)  Proration of Costs and Revenues.  Buyer shall be entitled to all production from or attributable to the Leases, Wells, units and other interests among the Assets at and after the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs (as defined below) incurred at and after the Effective Time. “Earned” and “incurred”, as used in this Agreement, shall be interpreted in accordance with generally accepted accounting principles (“GAAP”) and Council of

Petroleum Accountants Society (“COPAS”) standards. “Property Costs” means all operating expenses (including without limitation costs of insurance and ad valorem, property, severance, production and all other Taxes based upon or measured by the ownership or operation of the Assets or the production of hydrocarbons therefrom but excluding any other taxes) and capital expenditures incurred in the ownership and operation of the Assets and, where applicable, in accordance with the relevant operating or unit agreement, if any, and overhead costs charged to the Assets under the relevant operating agreement or unit agreement, if any. In the absence of overhead costs chargeable to the Assets under the relevant operating agreement(s), Seller shall be entitled to charge to the Assets a single overhead charge of Fifteen Thousand Dollars ($15,000.00) in connection with Seller operating the Assets from the Effective Time through the Closing Date.  Seller shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging and strapping data is not available. Seller shall provide to Buyer, no later than one (1) business days prior to Closing, all data necessary to support any estimated allocation, for purposes of establishing the adjustment to the Purchase Price pursuant to Section 2.2 hereof that will be used to determine the Closing Payment (as defined below). Taxes, right-of-way fees, insurance premiums and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before and the number of days in the applicable period falling at or after the Effective Time, except that production, severance and similar Taxes shall be prorated based on the number of units actually produced, purchased or sold or proceeds of sale, as applicable, before, and at or after, the Effective Time. In each case, Buyer shall be responsible for the portion allocated to the period at and after the Effective Time and Seller shall be responsible for the portion allocated to the period before the Effective Time.

Section 1.5            Delivery and Maintenance of Records.

(a)  Seller shall use reasonable efforts to deliver the Records (FOB Seller’s office) to Buyer within five (5) days following Closing.

(b)  Buyer, for a period of three (3) years following Closing, will (i) retain the Records and (ii) provide Seller, its affiliates, and its and their officers, employees and representatives with access to the Records during normal business hours for review and copying at Seller’s expense in the event Seller needs such access for litigation, tax, accounting, and auditing purposes.

ARTICLE 2. PURCHASE PRICE

Section 2.1            Purchase Price.  The purchase price for the Assets (“Purchase Price”) shall be TWENTY-NINE MILLION AND NO DOLLARS ($ 29,000,000 USD), adjusted as provided in Section 2.2.

Section 2.2            Adjustments to Purchase Price.  The Purchase Price for the Assets shall be adjusted as follows with all such amounts being determined in accordance with GAAP and COPAS standards:

(a)  Reduced by the aggregate amount of the proceeds received by Seller between the Effective Time and the Closing Date (“Adjustment Period”) earned with respect to the Assets during the Adjustment Period;

(b)  Reduced as a result of Title Defects (as defined below) in the Title Defect Amount specified in Section 3.1 (d), below;

(c)  Reduced as a result of Environmental Defects (as defined below) in the Remediation Cost Amount specified in Section 4.3, below;

(d)  Reduced by the amount of the Earnest Money (as defined below);

(e)  Increased by the amount of all Property Costs and other costs attributable to the ownership and operation of the Assets which are paid by Seller and incurred at or after the Effective Time, except any Property Costs and other such costs already deducted in the determination of proceeds in Section 2.2(a);

(f)  Reduced by the amounts required by Section 7.2, below;

(g)  Increased by the value of all oil in the tanks on any portion of the Assets, above the connection therefore, determined as permitted in Section 1.4(b); and

(h)  Increased or decreased pursuant to imbalances agreed upon by Buyer and Seller.

Section 2.3            Allocation of Purchase Price.  Prior to Closing, Buyer and Seller will agree upon an allocation of the Purchase Price among each of the Assets, in compliance with the principles of Section 1060 of the Internal Revenue Code of 1986, as amended (“Code”).

Section 2.4            Liquidated Damages.  In the event the transaction contemplated hereby fails to close solely due to a material breach of this Agreement by Buyer, Buyer promptly will pay to Seller the total sum of One Million Five Hundred Thousand Dollars ($1,500,000.00) as full and complete liquidated damages, which payment shall be Seller’s sole and complete remedy with respect to such breach and failure.

ARTICLE 3. TITLE MATTERS

Section 3.1            Seller’s Title.

(a) Seller represents and warrants to Buyer that Seller’s title to the Assets as of the Effective Time is Defensible Title (as defined below).  The representation and warranty in this Section 3.1 shall terminate as of the Closing and be replaced by the “Special Warranty” included in the Assignment.

(b) Other than as stated in Paragraph (a) immediately preceding, Buyer assumes risk of title and the condition of the Assets and will independently satisfy itself with respect thereto.

(c) Buyer will have until 5:00 P.M. Central Standard Time on the second (2) business day prior to Closing, to review title to the Assets and notify Seller in writing of any Title Defect(s) (as defined below) it discovers which render Seller’s title less than Defensible Title.  Buyer shall use its best efforts, however, to keep Seller verbally advised of potential Title Defects, if any, as soon as they are discovered by Buyer.

(d) If Buyer properly notifies Seller of any such Title Defect, Seller shall have until 12:00 o’clock Noon Central Standard Time on the day following the date Buyer shall have provided notice under Paragraph (c) immediately preceding to review such claimed Title Defect and may, at its option, use reasonable efforts to cure the Title Defect within the same time period.  If Seller declines or is unable to cure the Title Defect within such time period, Buyer shall have the option to either: (i) waive the Title Defect and proceed with Closing, or (ii) reduce the Purchase Price and proceed with Closing.  The amount by which the Purchase Price will be reduced in the preceding sentence (“Title Defect Amount”) will be the value of such Title Defect, taking into consideration the allocated value of the specific Property or Asset subject to such Title Defect, the portion of the Property subject to such Title Defect and the legal effect of such Title Defect on the Property affected thereby; provided, however, that if such Title Defect is the result of a discovery by Buyer that Seller owned, as of the Effective Time, a Net Revenue Interest in a Property that is less than the Net Revenue Interest set forth on Exhibit A, then Purchaser and Seller agree that the proportion of reduction to the Purchase Price shall be equal to the product of the allocated value of such Property or Asset as set out on Exhibit G (“Allocated Value”) and the percentage reduction in such Net Revenue Interest as a result of such Title Defect. Provided further, however,that in the event the Title Defect Amount exceeds Ten Percent (10%) of the Purchase Price, either Buyer or Seller shall have the option, upon written notice to the other party prior to Closing, to terminate this transaction without any further liability.

(e) Net revenue interest not delivered by Seller at closing that is represented on Exhibit A will be treated as a Title Defect and result in a proportionate reduction in the Purchase Price.

(f) Buyer agrees to indemnify, defend and hold harmless Seller, its parent, subsidiary, affiliate corporations, directors, officers, employees, agents and representatives from and against any and all claims, causes of action, liabilities, damages, losses, costs and expenses (including, without limitation, court costs, expenses of litigation and reasonable attorney’s fees) in connection with personal injuries, including death or property damage arising out of or relating to the access of Buyer, its officers, employees, and representative to such properties and to the records and other related information as permitted under this Agreement.

Section 3.2            Definition of Defensible Title.  As used in this Agreement, the term “Defensible Title” means that title of Seller which, subject to Permitted Encumbrances:

(a) Entitles Seller to receive a share of the oil, gas and other associated minerals produced, saved and marketed from any unit or Well throughout the duration of the productive life of such Unit or Well (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests or other similar burdens on or measured by production of oil and gas) (“Net Revenue Interest”), of not less than the Net Revenue Interest share shown in Exhibit A for such unit or Well;

(b) Obligates Seller to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, (i) any unit or Well not greater than the “working interest” shown in Exhibit A without increase throughout the productive life of such unit or Well except as stated in Exhibit A and except increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements and increases that are accompanied by at least a proportionate increase in Seller’s Net Revenue Interest;

(c)  is in a condition which would be acceptable to an ordinarily prudent oil and gas working interest owner; and

(d) Is free and clear of liens, encumbrances, obligations, security interests, irregularities, pledges, gaps in title, or any Title Defects.

(e) As used in this Agreement, the term “Title Defect” means:

(i) any lien, charge, encumbrance, obligation (including contract obligation), defect, or other matter (including without limitation a discrepancy in Net Revenue Interest or working interest) that causes a breach of Seller’s representation and warranty in Section 3.1;

(ii) the subjection, subordination or imposition of any aspect of Seller’s ownership right in the Assets or any of them to or by a preferential right or consent to assign;

(iii) “Title Defect” does not include any liens discharged at the time of Closing.

Section 3.3            Casualty or Condemnation Loss.

(a)  Buyer shall assume all risk of loss with respect to, and any change in the condition of, the Assets from the Effective Time until Closing and the depreciation of personal property due to ordinary wear and tear.

(b)  If, after the date of this Agreement but prior to Closing, any portion of the Assets is destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain, at Buyer’s election, either (i) such casualty or taking shall be treated as a Title Defect with respect to the affected Property or Assets or (ii) the Purchase Price will not be adjusted, and Seller shall assign to Buyer all claims against third parties with respect to such casualty, and in such event, Buyer shall take title to the Property affected by such loss without reduction of the Purchase Price.

ARTICLE 4.  ENVIRONMENTAL MATTERS

Section 4.1            Assessment.  Buyer may, at its option, cause an environmental assessment (“Assessment”) of all or any portion of the Assets to be conducted by a reputable environmental consulting or engineering firm (“Consultant”) selected by Buyer.  Seller has the right to have an authorized representative present during the assessment and may, at Seller’s cost and expense, obtain split samples from any sampling obtained by Consultant.  The Assessment shall be conducted at the sole cost and expense of Buyer.

Section 4.2            Notice of Environmental Defects.  Buyer shall deliver claim notices to Seller in writing (“Environmental Defect Notice”), on or before two (2) business days prior to Closing, of any environmental matters disclosed by the Assessment that Buyer reasonably believes in good faith may constitute Environmental Defects.   The Environmental Defect Notice must be in writing and shall provide a reasonably detailed description and explanation (including supporting documentation reasonably available to Buyer) of (i) each specific matter that is an alleged Environmental Defect, (ii) the Assets, or portion thereof, involved, and (iii) an estimate of the cost to remediate each alleged Environmental Defect (“Remediation Cost”).  Notwithstanding the foregoing, the Buyer acknowledges the presence on the Assets of nine (9) drilling reserve pits utilized in conjunction with the drilling of wells on the Leases.  Buyer agrees that such drilling reserve pits do not constitute Environmental Defects and Buyer will, upon Closing, assume the liability and responsibility for closing and remediating such drilling reserve pits.

Section 4.3            Remedies for  Environmental Defects.  With respect to any matter contained in the Environmental Defect Notice delivered pursuant to Section 4.2, Buyer shall, at its sole election and as its sole remedy by reason thereof shall:

(i)                                     waive the Environmental Defect and proceed with Closing; or

(ii)                                  treat the affected property and rights subject thereto as an Excluded Asset and adjust the Purchase Price by the amount allocated to such property pursuant to Section 2.3 hereof.  If the amount of such adjustment exceeds the sum of $100,000.00, either party may elect to terminate this transaction unless the other party shall agree to waive such Purchase Price adjustment.

ARTICLE 5.  REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

Section 5.1            Existence and Qualification.

(a) Voyager is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to do business as a foreign corporation where the Assets are located.

(b) Seller shall deliver to Buyer at the Closing written resolutions evidencing Seller’s authority to execute and deliver this Agreement and all related documents and to perform its obligations hereunder and.

(c) Seller shall deliver to Buyer a certificate of existence issued by the Secretary of its state of organization dated no earlier than five (5) business days prior to the Closing Date.

Section 5.2            Exhibit A.  Voyager represents and warrants that the Special Warranty included in the Assignment set forth in Exhibit “E” will not be breached at the time of the execution and delivery thereof at Closing, and that the respective title of Voyager to the Assets constitutes Defensible Title.

Section 5.3            Power.  The Seller has the corporate power to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.  The execution, delivery and performance of this Agreement, and the performance of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.4            Valid Agreement.  This Agreement constitutes the legal, valid and binding agreement of Seller, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect, as well as general principles of equity.  All instruments required hereunder to be executed and delivered by Seller shall be duly executed and delivered to Buyer and shall constitute legal, valid and binding obligations of Seller.  The execution and delivery by Seller of this Agreement, the consummation of the transactions set forth herein and the performance by Seller of Seller’s obligations hereunder shall be duly and validly authorized by all requisite action on the part of Seller and will not violate, conflict with or result in any violation or breach of any provision of (i) any agreement, contract, mortgage, lease, license or other instrument to which Seller or the Assets are party or by which Seller or the Assets are bound; (ii) any governmental franchise, license, permit or authorization or any judgment or order of judicial or governmental body applicable to Seller or the Assets; or (iii) any law, statute, decree, rule or regulation of any jurisdiction in the United States to which Seller or the Assets are subject.

Section 5.5            Taxes.  Seller represents and warrants that all due and payable ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of hydrocarbons or the receipt of proceeds therefrom on the Assets which become due prior to the Closing Date for any periods prior to the Effective Time have been properly paid.

Section 5.6            Brokers.  Seller has incurred no obligation or liability, contingent or otherwise, for brokers’ or finders’ fees with respect for this transaction for which Buyer shall have any obligation or liability.

Section 5.7            Suits and Claims.  Seller represents and warrants that no suit, action, claim, or other proceeding is now pending or, to Seller’s knowledge, threatened before any court or governmental agency affecting the Assets.  Seller shall promptly notify Buyer of any such proceeding which arises or is threatened prior to the Closing Date.

Section 5.8            Access.  To the same extent Seller has such right, at all times prior to the Closing, Buyer and the employees and agents of Buyer shall have access to the Assets at Buyer’s sole risk, cost and expense at all reasonable times and shall have the right to conduct equipment inspections, environmental audits, and any other investigation of any Asset or Property on reasonable, prior notice to Seller and upon agreement with Seller as to time and place of such actions.  Buyer shall have access to examine all well files, engineering files, geological and geophysical information, accounting information and records as deemed necessary by Buyer to conduct due diligence investigations related to the Assets which are in the possession or control of each Seller, wherever located.  Seller shall deliver to and make available to Buyer all contracts and agreements relating to the Assets, each of which must be assignable to and acceptable by Buyer.  Seller shall furnish promptly to Buyer a list or schedule identifying thereon all known or anticipated problems and/or controversies, threatened suits or actions, pending suits or otherwise in connection with any and all surface owners, royalty owners, overriding royalty owners, non-selling working interest owners and/or any other owners having a present, future or reversionary interest in the Assets.

Section 5.9            Working and Net Revenue Interests.  To Seller’s knowledge, the working interests and net revenue interests set forth on Exhibit A are true, correct, and complete.

Section 5.10         Outstanding Capital or  Financing Commitments.  Seller has not incurred any expenses, or made any commitments to make expenditures, in connection with (and no other obligations or liabilities have been incurred which would adversely affect) the ownership or operation of the Assets after the Effective Time other than routine expenses incurred in the normal operation of the Assets, (ii) Seller has not abandoned, or agreed to abandon, any wells included in the Assets (or removed any material items of equipment which would be included in the Assets, except those which have been obsolete and are no longer required for the operation of the Assets or have been replaced by items of equal suitability and value) since the Effective Time, (iii) no proposals are currently outstanding (whether made by Seller or by any other party) to deepen, plug back, rework or abandon any wells included in the Assets, to conduct other operations with respect to the Assets for which consent is required under the applicable operating agreement, or to conduct any other operations with respect to the Assets other than routine operation of the producing wells located on the Assets, and (iv) to the best of Seller’s knowledge, there are no dry holes or otherwise inactive wells located on the Assets other than the wells which have been properly plugged and abandoned and the wells which are identified in Exhibit “A” as temporarily plugged and abandoned.

Section 5.11         Compliance with Laws.  To the knowledge of Seller, the Assets operated by Seller are, and Seller’s operation of such Assets has been and currently is, and the other non-operated Assets are, and the operation of the other non-operated Assets has been and currently is, in compliance with the provisions and requirements of all applicable laws of all governmental bodies having jurisdiction with respect to the Assets, or the ownership, operation, development, maintenance, or use of any thereof.

Section 5.12         Payments.  To the knowledge of Seller,

(a) all rentals, royalties, excess royalty, overriding royalty interests, production payments, and other payments due and/or payable by Seller to mineral and royalty holders and other interest owners on or prior to the Effective Time under or with respect to the Assets have been paid, and

(b) Seller is not obligated under any contract or agreement for the sale of gas from the Assets containing a take-or-pay, advance payment, prepayment, or similar provision, or under any gathering, transmission, or any other contract or agreement with respect to any of the Assets to gather, deliver, process, or transport any gas without then or thereafter receiving full payment therefore, and

(c) there are no suspended funds or unpaid royalties attributable to the Assets.

Section 5.13         Imbalances.  To Seller’s knowledge, no Person is entitled to receive any portion of the Seller’s production from the Assets or to receive cash or other payments to “balance” any disproportionate allocation of production from the Assets under any operating agreement, gas balancing or storage agreement, gas processing or dehydration agreement, gas transportation agreement, gas purchase agreement, or other agreements, whether similar or dissimilar, (ii) Seller is not obligated to deliver any quantities of gas or to pay any penalties or other amounts, in connection with the violation of any of the terms of any gas  contract or other agreement with shippers with respect to the Assets, and (iii) Seller is not obligated to pay any penalties or other payments under any gas transportation or other agreement as a result of the delivery of quantities of gas from the Wells in excess of the contract requirements.

Section 5.14         Governmental Authorizations.  Seller has obtained and is maintaining all federal, state and local governmental licenses, permits, franchises, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges and applications therefor (“Governmental Authorizations”) presently necessary or required for the ownership and operation of the Assets as currently owned and operated, the loss of which would, individually or in the aggregate, have a material and adverse effect upon the Assets.

Section 5.15         Consents and Preferential Purchase Rights.  To the knowledge of Seller, none of the Assets, or any portion thereof, is subject to any preferential rights to purchase or restrictions on assignment or required third-party consents to assignment, which may be applicable to the transactions contemplated by this Agreement.

Section 5.16         Equipment.  To Seller’s knowledge, the equipment has been maintained in operable repair, working order and operating condition and is adequate for normal operation of the Assets consistent with current practices.

Section 5.17         Condemnation.  To Seller’s knowledge, there is no actual or threatened taking (whether permanent, temporary, whole or partial) of any part of the Assets by reason of condemnation or the threat of condemnation.

Section 5.18         Bankruptcy.  To Seller’s knowledge, there are no bankruptcy, reorganization, or similar arrangements or proceedings pending, being contemplated by or, to Seller’s knowledge, threatened against Seller or any affiliate.

Section 5.20         Production Marketing.  The Assets are not subject to any contractual or other arrangements for the sale, processing or transportation of production, or otherwise relating to the marketing of production, other than contracts or other arrangements which will terminate in 92 days or less, or are subject to cancellation on not more than 92 days’ notice, in each case without penalty or other detriment.  There exist no calls or other similar rights or options to purchase production from the Assets.

Section 5.21         Tax Partnerships.  None of the Assets is subject to a tax partnership, including, without limitation, none of such properties are subject to any operating agreement or other arrangement under which the parties thereto have not made an effective election pursuant to Section 761 of the Code, and the Treasury Regulations promulgated thereunder, to be excluded from the application of Subchapter K, Chapter 1, Subtitle A, of the Code.

Section 5.22         Complete Sale.  Except for the four (4) abandoned wells identified in Section 1.3 (d) for which Seller is retaining responsibility, Seller is transferring to Buyer all of its interests in and around the Assets and upon the transfer of Assets to Buyer hereunder, Seller will not own, directly or indirectly, any real or personal property within Garza County, Texas.

ARTICLE 6.  REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof and will represent and warrant at the Closing, as follows:

Section 6.1            Corporate Authority.  Buyer is a limited partnership duly organized and in good standing under the laws of the State of Delaware, is duly qualified and in good standing to carry on its business in the state where the Assets are located and that it has all the requisite power and authority to enter into and perform this Agreement and carry out the transactions contemplated under this Agreement.

(a) Buyer shall deliver to Seller at the Closing written resolutions evidencing Buyer’s authority to execute and deliver this Agreement and all related documents and to perform its obligations hereunder.

(b) Buyer shall deliver to Seller a certificate of existence issued by the State of Delaware dated no earlier than five (5) business days prior to the Closing Date.

Section 6.2            Valid Agreement.  This Agreement constitutes the legal, valid and binding agreement of Buyer, subject to the effects of bankruptcy, insolvency, reorganization, moratorium and similar laws from time to time in effect, as well as general principles of equity.  All instruments required hereunder to be executed and delivered by Buyer shall be duly executed and delivered to Seller and shall constitute legal, valid and binding obligations of Buyer.  The execution and delivery by Buyer of this Agreement, the consummation of the transactions set forth herein and the performance by Buyer of Buyer’s obligations hereunder have been duly and validly authorized by all requisite action on the part of Buyer and will not conflict with or result in any violation of any provision of (i) any agreement, partnership agreement, contract, mortgage, lease, license or other instrument to which Buyer is a party or by which Buyer is bound; (ii) any governmental franchise, license, permit or authorization or any judgment or order of judicial or governmental body applicable to Buyer, or (iii) any law, statute, decree, rule or regulation of any jurisdiction in the United States to which Buyer is subject.

Section 6.3            Governmental Approvals.  Buyer shall obtain all required local, state, federal governmental and agency permissions, approvals, permits, bonds and consents as required to assume Seller’s obligations and responsibilities attributable to the Assets.

Section 6.4            Independent Evaluation.  Buyer is an experienced and knowledgeable investor in the oil and gas business.  Buyer has been advised by and has relied solely on its own expertise and legal, tax, title, engineering, environmental and other professional counsel concerning this transaction, the Assets, the value thereof and title thereto.  Buyer has been provided access to Seller’s files and title information at Buyer’s sole risk and without warranty or representations to the accuracy or completeness thereof and has undertaken its own independent investigation and review of such information and has satisfied itself as to the title of the Assets.

Section 6.5            Brokers.  Buyer has incurred no obligation or liability, contingent or otherwise, for brokers’ or finders’ fees with respect to this transaction for which Seller shall have any obligation or liability.

ARTICLE 7.  OPERATION OF THE BUSINESS

Section 7.1            Operator.  Buyer shall become the Operator of the Assets at the Closing Date.

Section 7.2            Prior to Closing.  Until the Closing, Seller (i) will operate its business in the ordinary course, (ii) will not, without the prior written consent of Buyer, which consent shall not be unreasonably withheld, commit to any operation, or series of related operations other than ordinary operating activities, reasonably anticipated by Seller to require expenditures by the owner of the Assets in excess of $50,000, or terminate, materially amend, execute or extend any material agreements affecting the Assets, (iii) will maintain insurance coverage on the Assets presently furnished by nonaffiliated third parties in the amounts and of the types presently in force, (iv) will use commercially reasonable efforts to maintain in full force and effect all Leases, (v) will maintain all material governmental permits and approvals affecting the Assets, (vi) will not transfer, farmout, sell, hypothecate, encumber or otherwise dispose of any material Assets except for sales and dispositions of oil and gas production and Equipment made in the ordinary course of business consistent with past practices and (vii) will not commit to do any of the foregoing.  Buyer’s approval of any action restricted by this Section 7.2 shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s written notice) of Seller’s written notice to Buyer requesting such consent unless Buyer notifies Seller to the contrary in writing during that period.  In the event of an emergency, Seller may take such action as a prudent operator would take and shall notify Buyer of such action promptly thereafter.  In the event Seller makes expenditures in excess of $ 25,000 other than in accordance with this Section 7.2, the Purchase Price shall be reduced by the amount of any and all such expenditures, irrespective of amount. Seller will provide daily reports to buyer showing total lease gauged production volumes, individual well tests and immediately notify buyer of any wells that cease to produce.  With buyer’s approval, Seller will use best efforts to return any wells that cease to produce to producing status as soon as possible.

Section 7.3            Tax Matters.  Seller shall be responsible for all taxes (including, but not limited to, ad valorem, property, severance, production and similar taxes based upon or measured by the ownership or operation of the Assets or the production therefrom,) attributable to any period of time at or prior to the Effective Time, including without limitation income taxes arising as a result of the gain recognized on the transfer of the Assets; Buyer shall be responsible for all such Taxes attributable to any period of time after the Effective Time.  Buyer agrees to cooperate with Seller in effecting a Like Kind

Exchange providing only that the same can be accomplished without material adverse effect on Buyer. Seller agrees to indemnify and hold Buyer harmless from and against all costs, expenses, liabilities and obligations which arise as a result of Buyer’s agreement contained in this section.

Section 7.4            Further Assurances.  After Closing, Seller and Buyer each agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

ARTICLE 8.  CLOSING

Section 8.1                  Closing.           At the Closing, upon the terms and subject to the conditions of this Agreement, the parties shall perform, deliver or cause to perform or be delivered to and for each other, among other things, the following:

(a)  Buyer and Seller shall agree upon a “Closing Settlement Statement,” which shall include adjustments to the Purchase Price, which are known as of the Closing Date, as provided in Section 2.2, above.

(b)  Seller shall execute, acknowledge and deliver the following:

(i)            An Assignment of Oil and Gas Interests and Bill of Sale, the form of which is attached hereto as Exhibit “E” (“Assignment”) in sufficient counterparts to permit the filing of such documents in all appropriate agencies and jurisdictions of record;

(ii)           Counterpart assignments of operating rights and of-record title to the Leases on officially approved forms to satisfy applicable governmental requirements;

(iii)          Letters-in-lieu of transfer orders and other instruments conveying title to the Assets and the production therefrom to Buyer;

(iv)                              All  title curative documentation required by Buyer;

(v)                                 Consents to Assign and Waivers of Preferential Rights to Purchase;

(vi)          Resolutions evidencing authority to execute and deliver this Agreement and perform its obligations hereunder;

(vii)         Certificates of existence.

(c)  Buyer shall deliver the Purchase Price, as adjusted pursuant to Section 2.2., and resolutions evidencing its authority to enter into this Agreement and the certificate of existence.

(d)  The Parties shall execute and deliver any designations of operator required by Buyer, including Texas Railroad Commission Forms P-4, and any other instruments necessary to effectuate the transfer of operations to Buyer.

(e)  Within five (5) business days following Closing, Seller shall deliver to Buyer all of Seller’s files and information concerning the Assets.  Other than as stated herein, Seller may retain a copy of such information.

(f)  Seller shall provide evidence sufficient to demonstrate to Buyer that all actions required of Seller pursuant to this Agreement have occurred and been performed by Seller to the satisfaction of all governmental authorities or agencies having authority over such actions and performance; and

(g)  Seller shall deliver possession of the Assets.

ARTICLE 9.  POST-CLOSING OBLIGATIONS

Section 9.1            Final Settlement Statement.  Not more than sixty (60) days after the Closing, Seller shall prepare and deliver to Buyer, in accordance with this Agreement, a “Final Settlement Statement” setting forth each adjustment or payment which was not finally determined as of the Closing and showing the calculation of such adjustments.  As soon as practicable after receipt of the Final Settlement Statement, Buyer shall deliver to Seller a written report containing any changes which Buyer proposes be made to the Final Settlement Statement.  The Parties shall agree with respect to the amounts due pursuant to such post-Closing adjustments no later than seventy-five (75) days following the Closing.  In the event Seller and Buyer cannot reach agreement within the specified time frame, all parties agree to refer the matter to a nationally recognized independent accounting firm to conduct arbitration proceedings. The date upon which such agreement is reached or upon which the Final Purchase Price is established shall be called the “Final Settlement Date”.  In the event that (i) the final Purchase Price is more than the amount paid to Seller at Closing, Buyer shall pay to Seller in immediately available funds the amount of such difference, or (ii) if the final Purchase Price is less than the amount paid to Seller at Closing, Seller shall pay to Buyer in immediately available funds the amount of such difference.  Payment by Buyer or Seller to the other shall be made within five (5) business days of the Final Settlement Date.

Section 9.2            Additional Payments Received.  After the Final Settlement Date, Seller covenants and agrees that it will within forty eight (48) hours transfer and deliver to Buyer, from time to time as and when received by it, any cash, checks with appropriate endorsements (using its reasonable efforts not to convert such checks into cash) or other property that it receives which properly belong to Buyer, and will account to Buyer for all such receipts.

Section 9.3            Assumptions.  Excepting and exclusive of matters which constitute a breach of the Seller’s representations, covenants or warranties in this Agreement, Buyer assumes and agrees to discharge the following:

(i)            All of Seller’s obligations and liabilities arising under the Leases, Contracts and Easements or arising under applicable law, rule or regulation, to plug, abandon, remove and dispose of all Wells and equipment located on the Assets on or after the Closing Date and to restore the surface of the lands covered by the Leases and Easements pursuant to the Leases, Contracts, Easements and applicable law, rule or regulation;

(ii)           All of Seller’s other obligations and liabilities, including those implied at law, arising under the Leases, Contracts and Easements, including, without limitation, the payment of royalties and overriding royalties, or arising under applicable law, rule or regulation, which are attributable to acts, omissions or events occurring after the Closing Date;

(iii)          Any obligation to notify Purchasers of production or any other necessary entity of the change in ownership of the Assets.

Section 9.4            Cooperation in Connection with Preparation and Audit of Financial Statements.

(a)  Seller shall, and shall cause its subsidiaries and their respective officers, employees, independent auditor and other advisors (collectively, “Representatives”) to, cooperate with Buyer, its affiliates and their Representatives in connection with (1) the preparation and audit of any financial statements relating to the Assetsacquired by Buyer pursuant to this agreement (the “Acquired Assets”) that may be required to be filed by Buyer or its affiliates with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, or to be filed with, or provided to, any other regulatory authority or pursuant to any other applicable law, and (2) the preparation and audit of any financial statements relating to the Assets that may be required in connection with any financing transaction by Buyer and its affiliates.

(b)  In connection with the preparation and audit of any financial statements as contemplated in clause (a) above, Seller agrees to make available to Buyer and its affiliates and their Representatives true, correct and complete copies of (1) any and all books, records, information and documents that are attributable to the Assets that are in Seller’s or its affiliates’ possession as may be required by Buyer and its affiliates in order for Buyer and its affiliates to prepare such financial statements in accordance with the requirements of Regulation S-X under the Securities Act, and (2) any documentation attributable to the Assets required to complete any audit associated with such financial statements.

(c)  Without limiting the generality of the foregoing, Seller shall, and shall cause its subsidiaries and their respective Representatives to, reasonably cooperate with the independent auditor of Buyer and its affiliates in connection with any audit of any financial statements relating to the Assets that Buyer or any of its affiliates requires in connection with such audit, including without limitation, to execute any reasonable and customary representation letters that may be required to be delivered in connection with such audit.

(d)  For a period of eighteen (18) months following the Closing, Seller shall, and shall cause it affiliates to, retain all books, records, information and documents in its or its affiliates’ possession that may be necessary in connection with the preparation and audit of financial statements with respect to the Assets.

(e)  Buyer shall reimburse Seller for any reasonable out-of-pocket costs incurred by Seller in complying with the provisions of this Section 9.4.

ARTICLE 10.   TERMINATION

Section 10.1         Termination.  Unless terminated earlier pursuant to other provisions provided herein, this Agreement may be terminated at any time prior to Closing: (i) by the mutual prior written consent of Seller and Buyer; or (ii) by Seller or Buyer, if Closing has not occurred on or before January 26, 2007.

Section 10.2         Effect of Termination.  If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no further force or effect (except for the provisions relating to the disbursement of the Earnest Money and confidentiality of information exchanged by the parties, all of which shall continue in full force and effect), whereupon Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any party without any restriction under this Agreement.

Section 10.3         Distribution of Deposit Upon Termination.  If this Agreement is terminated for any reason other than the breach by Buyer of a material term and provision of this Agreement, then Seller shall immediately authorize Fundholder in writing to deliver the Earnest Money to Buyer, free of any claims by Seller or any other person with respect thereto.

ARTICLE 11.  INDEPENDENT INVESTIGATION AND DISCLAIMER

The express representations of Seller set forth in this Agreement are exclusive and in lieu of any and all other representations.  OTHER THAN AS STATED HEREIN:

Section 11.1  SELLER DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY OTHER REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO BUYER, INCLUDING ANY STATEMENTS, REPRESENTATIONS, OPINIONS, INFORMATION OR ADVICE WHICH MAY HAVE BEEN PROVIDED AS AN ACCOMMODATION TO THE BUYER BY AN OFFICER, SHAREHOLDER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF SELLER, OR ANY ENGINEER OR ENGINEERING FIRM, OR ANY OTHER AGENT, CONSULTANT, OR REPRESENTATIVE.  WITHOUT LIMITING

THE GENERALITY OF THE FOREGOING, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE ASSIGNMENT, SELLER MAKES ABSOLUTELY NO REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED OR STATUTORY, AS TO (i) TITLE TO ANY OF THE SUBJECT PROPERTY; (ii) THE ABILITY OF ANY COMPONENT OF THE SUBJECT PROPERTY TO PRODUCE ANY HYDROCARBONS; (iii) THE AMOUNTS, QUALITY OR DELIVERABILITY OF HYDROCARBON RESERVES ATTRIBUTABLE TO THE SUBJECT PROPERTY, OR ANY PART THEREOF; (iv) GEOLOGICAL GEOPHYSICAL OR OTHER INTERPRETATION OF ANY ECONOMIC EVALUATION; (v) PRESENT OR FUTURE SALES PRICES, OPERATING COSTS, OR OTHER ECONOMIC FACTORS; (vi) THE CONDITION OR STATE OF REPAIR OF ANY WELL OR EQUIPMENT RELATING TO THE SUBJECT PROPERTY; AND (vii) THE ENVIRONMENTAL CONDITION OF THE SUBJECT PROPERTY.  BUYER ACKNOWLEDGES AND AFFIRMS THAT IT HAS EXERCISED ITS RIGHT TO INSPECT THE SUBJECT PROPERTY AND EACH COMPONENT THEREOF; HAS SATISFIED ITSELF AS TO ITS PHYSICAL AND ENVIRONMENTAL CONDITIONS, BOTH SURFACE AND SUBSURFACE; AND FURTHER THAT BUYER HAS MADE ITS OWN INDEPENDENT INVESTIGATION, ANALYSIS AND EVALUATION OF THE SUBJECT PROPERTY, AND EACH COMPONENT THEREOF (INCLUDING BUYER’S OWN ESTIMATE AND APPRAISAL OF THE EXTENT AND VALUE OF THE PETROLEUM, NATURAL GAS AND OTHER HYDROCARBON RESERVES [IF ANY] RESPECTING EACH COMPONENT OF THE ASSET OR PROPERTY).  THE PERSONAL PROPERTY (SURFACE AND SUBSURFACE) CONVEYED AS PART OF THE SUBJECT PROPERTY ARE SOLD HEREUNDER WITHOUT ANY WARRANTIES OR REPRESENTATIONS OF ANY KIND OR CHARACTER, EXPRESS OR IMPLIED OR STATUTORY, REGARDING THE CONDITION OR STATE OF REPAIR OF ANY OF THE EQUIPMENT COMPRISING PART OF THE ASSETS.

Section 11.2 WAIVER OF CONSUMER RIGHTS. THE PARTIES WAIVE THEIR RIGHTS UNDER THE TEXAS DECEPTIVE TRADE PRACTICES-CONSUMER PROTECTION ACT, SECTION 17.41 ET SEQ., TEXAS BUSINESS & COMMERCE CODE, A LAW THAT GIVES CONSUMERS SPECIAL RIGHTS AND PROTECTIONS.  AFTER CONSULTATION WITH AN ATTORNEY OF SUCH PARTY’S OWN SELECTION, SUCH PARTY VOLUNTARILY CONSENTS TO THIS WAIVER.  SOLELY IN ORDER TO EVIDENCE ITS ABILITY TO GRANT SUCH WAIVER, EACH PARTY HEREBY REPRESENTS AND WARRANTS TO THE OTHER PARTY THAT SUCH PARTY (1) IS IN THE BUSINESS OF SEEKING OR ACQUIRING, BY PURCHASE OR LEASE, GOODS OR SERVICES FOR COMMERCIAL OR BUSINESS USE, (2) HAS KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT ENABLE IT TO EVALUATE THE MERITS AND RISKS OF THE TRANSACTION CONTEMPLATED HEREIN AND (3) IS NOT IN SIGNIFICANTLY DISPARATE BARGAINING POSITION.

ARTICLE 12.  MISCELLANEOUS

Section 12.1         Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

Section 12.2         Notice.  All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally, by telecopy or by registered or certified mail, postage prepaid, as follows:

If to Seller:	Voyager Gas Corporation
12225 Greenville Avenue, Suite 870
Dallas, Texas 75243
Attn: Kirk Pogoloff, Vice President
Tel. (972) 234-9000
Fax (972) 234-9001

If to Buyer:	BreitBurn Operating L.P.
515 S. Flower Street, Suite 4800
Los Angeles, California 90071
Attn: Gregory C. Brown, General Counsel
Tel. (213) 225-5900
Fax (213) 225-5916

Any party may change its address for notice by notice to the other in the manner set forth above.  All notices shall be deemed to have been duly given at the time of receipt by the party to which such notice is addressed.

Section 12.3         Expenses.  All expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, the Assignment and other instruments delivered hereunder and the Exhibits and schedules hereto and thereto, and all other matters related to the Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Buyer shall be borne solely and entirely by Buyer.

Section 12.4         Governing Law and Venue.  THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS OTHERWISE APPLICABLE TO SUCH DETERMINATIONS.  JURISDICTION AND VENUE WITH RESPECT TO ANY DISPUTES ARISING HEREUNDER SHALL BE PROPER ONLY IN GARZA COUNTY, TEXAS.

Section 12.5         Captions.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 12.6         Waivers.  Any failure by any party or parties to comply with any of its or their obligations, agreements or conditions herein contained may be waived in writing, but not in any other manner, by the party or parties to whom such compliance is owed.  No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 12.7         Assignment.  Except for an assignment or assignments by Buyer to one or more Affiliates of Buyer, no party shall assign all or any part of this Agreement, nor shall any party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other party and any assignment or delegation made without such consent shall be void.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

Section 12.8         Entire Agreement.  This Agreement and the documents to be executed hereunder and the Exhibits and schedules attached hereto constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties pertaining to the subject matter hereof.

Section 12.9         Amendment.  This Agreement may be amended or modified only by an agreement in writing executed by both parties.  No waiver of any right under this Agreement shall be binding unless executed in writing by the party to be bound thereby.

Section 12.10       No Third-Party Beneficiaries.  Nothing in this Agreement shall entitle any person other than Buyer and Seller to any claims, remedy or right of any kind, except as to those rights expressly provided to Seller Indemnitees and Buyer Indemnitees.

Section 12.11       References.  In this Agreement:  references to any gender includes a reference to all other genders; references to the singular includes the plural, and vice versa;reference to any Article, Section or Paragraph means an Article, Section or Paragraph of this Agreement; reference to any Exhibit or schedule means an Exhibit or schedule to this Agreement, all of which are incorporated into and made a part of this Agreement.  Unless expressly provided to the contrary, “hereunder”, “hereof’, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement.  “Include” and “including” shall mean include or including without limiting the generality of the description preceding such term; and the word “or” is not exclusive.

Section 12.12       Construction.  Buyer is a party capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the Assets, their value, operation and suitability. Each of Seller and Buyer has had substantial input into the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions.  In the event of a dispute over the meaning or application of this Agreement, it shall be construed fairly and reasonably and neither more strongly for nor against either party.

Section 12.13       Limitation on Damages.  NOTWITHSTANDING ANYTHING HEREIN WHICH MAY APPEAR TO THE CONTRARY, NEITHER PARTY SHALL HAVE ANY OBLIGATIONS WITH RESPECT TO THIS AGREEMENT OR THE TRANSACTION CONTEMPLATED HEREBY FOR ANY SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES.

Section 12.14       Survival.  Except for the special warranty of title which is incorporated in the Assignment and warranties contained in other instruments required by this Agreement, all other indemnities, representations, warranties and provisions of this Agreement shall survive for a period of one (1) year after the Effective Time, at which time all such indemnities, representations, warranties and other provisions hereof shall expire.

Section 12.15       Timing.  Time is of the essence in this Agreement.

Section 12.16       Announcements.  No party shall announce or otherwise publicize the existence of this Agreement, its terms and conditions or the transactions contemplated hereby without first providing the other parties the opportunity to review the proposed announcement and obtaining the other parties’ prior written consent to such proposed announcement, which consent shall not be unreasonably, postponed, delayed or withheld.

Section 12.17       Severance.  If any provision of this Agreement is found to be illegal or unenforceable, the other terms of this Agreement shall remain in effect, and this Agreement shall be construed as if the illegal or unenforceable provision had not been included.

IN WITNESS WHEREOF, this Agreement has been signed by each of the parties hereto on the date first above written.

SELLER:	BUYER:

VOYAGER GAS CORPORATION	BREITBURN OPERATING L.P.

/s/ Kirk Pogoloff	/s/ Halbert S. Washburn

By: Kirk Pogoloff	By: Halbert S. Washburn
Title: Vice President	Title:Co-Chief Executive Officer

/s/ Gregory C. Brown

By:	By: Gregory C. Brown
Title:	Title:	Executive Vice President and General Counsel